SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the month of  September 1999


                          Electrocon International Inc.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)


              8/F Blk 8, Prosperity Centre, 77 Container Port Road,
                           Kwai Chung, N.T. Hong Kong
              ------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

        Form 20-F    X                            Form 40-F
                   -----                                    -----

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                     Yes                           No   X
                         -----                        -----

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ELECTROCON INTERNATIONAL INC.
                                                             (Registrant)



Date: September 23, 1999            By:  /s/ Henry F. Schlueter
      ------------------                 ---------------------------------------
                                         Henry F. Schlueter, Assistant Secretary

                         ELECTROCON INTERNATIONAL INC.
                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD OCTOBER 12, 1999

     Notice is hereby given that a Special Meeting (the "Meeting") of the Shareholders (the "Shareholders") of Electrocon International Inc., a British Virgin Islands corporation (the "Company"), will be held at 10:00 a.m., Mountain Time, on October 12, 1999, at the offices of the Company's U. S. contact office and counsel, Schlueter & Associates, P.C., 1050 Seventeenth Street, Suite 1700, Denver, Colorado 80265, and any adjournments or postponements thereof (the "Special Meeting") for the following purposes:

     1. To approve and adopt an amendment (the "Amendment") to the Company's Memorandum and Articles of Association (the "Memorandum and Articles") which would effect a change in the name of the Company to GETGO MAIL.COM INC. and, as an administrative matter, a change in the registered agent and registered office of the Company in the British Virgin Islands; and

     2. To authorize the Board of Directors of the Company to effect the amendment of the Memorandum and Articles of Association by which the name of the Company will be changed to GETGO MAIL.COM INC. and the registered agent and registered office of the Company in the British Virgin Islands will be changed, contingent upon a determination by the Board of Directors that the effecting of the Amendment is in the best interests of the Company and its Shareholders; and

     3. To approve and adopt a Stock Option Plan of the Company pursuant to which options to purchase Common Stock may be granted to certain personnel of the Company; and

     4. To approve and adopt a Non-Employee Directors' Stock Option Plan pursuant to which options to purchase Common Stock may be granted to certain non-employee directors of the Company; and

     5. To consider and act upon such other business as may properly come before the Meeting or any adjournments thereof.

     Only Shareholders of record at the close of business on August 12, 1999, shall be entitled to notice of and to vote at the meeting or any adjournments thereof. All Shareholders are cordially invited to attend the Meeting in person.

                                    By Order of the Board of Directors


September 14, 1999
Denver, Colorado                    Edward Y. F. Ting, Chairman of the Board

IF YOU DO NOT EXPECT TO BE PRESENT AT THE MEETING AND WISH YOUR SHARES OF COMMON STOCK TO BE VOTED, YOU ARE REQUESTED TO SIGN AND MAIL PROMPTLY THE ENCLOSED PROXY WHICH IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. A RETURN ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES IS ENCLOSED FOR THAT PURPOSE.

                          ELECTROCON INTERNATIONAL INC.
                                Prosperity Centre
                                  8/F, Block B
                             77 Container Port Road
                                   Kwai Chung
                           New Territories, Hong Kong


                                 PROXY STATEMENT
                            DATED SEPTEMBER 14, 1999

                         SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON OCTOBER 12, 1999

                                     GENERAL
                                     -------

     This Proxy Statement is being furnished to the shareholders of Electrocon International Inc., a British Virgin Islands corporation (the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board of Directors") from holders (the "Shareholders") of outstanding shares of common stock, $.0001 par value, of the Company (the "Common Stock"), for use at the Special Meeting of the Shareholders to be held at 10:00 a.m., Mountain Time, on October 12, 1999, at the offices of the Company's U. S. contact office and counsel, Schlueter & Associates, P.C., 1050 Seventeenth Street, Suite 1700, Denver, Colorado 80265, and any adjournments or postponements thereof (the "Special Meeting"). This Proxy Statement, Notice of Special Meeting of Shareholders, and the accompanying Proxy Card are first being mailed to shareholders on or about September 14, 1999.

                       VOTING SECURITIES AND VOTE REQUIRED
                       -----------------------------------

     Only Shareholders of record at the close of business on August 12, 1999 (the "Record Date"), are entitled to notice of and to vote the shares of Common Stock of the Company held by them on such date at the Meeting or any and all adjournments thereof. As of the Record Date, 8,781,218 shares of Common Stock were outstanding. There was no other class of voting securities outstanding at that date.

     Each share of Common Stock held by a Shareholder entitles such Shareholder to one vote on each matter that is voted upon at the Meeting or any adjournments thereof.

     The presence, in person or by proxy, of the holders of 50% of the outstanding shares of Common Stock is necessary to constitute a quorum at the Meeting. Assuming that a quorum is present, the affirmative vote of the holders of a majority of the shares of Common Stock represented at the Meeting in person or by proxy and entitled to vote will be required to approve each proposal to be considered at the Meeting and to adopt the resolutions of the Shareholders corresponding to each proposal.

     Abstentions and broker "non-votes" will be counted toward determining the presence of a quorum for the transaction of business; however, abstentions will have the effect of a negative vote on the proposals being submitted. Abstentions may be specified on all proposals. A broker "non-vote" will have no effect on the outcome of any of the proposals.

     If the accompanying proxy is properly signed and returned to the Company and not revoked, it will be voted in accordance with the instructions contained therein. Unless contrary instructions are given, the persons designated as proxy holders in the accompanying Proxy will vote "FOR" each proposal to be considered by the Shareholders at the Meeting or, if no such recommendation is given, in their own discretion. The Company's executive officers and directors have advised the Company that they intend to vote their shares (including those shares over which they hold voting power), representing approximately 26.7% of the outstanding shares of Common Stock, in favor of each of the proposals above. Each Proxy granted by a Shareholder may be revoked by such Shareholder at any time thereafter by writing to the Secretary of the Company prior to the Meeting, or by execution and delivery of a subsequent Proxy or by attendance and voting in person at the Meeting, except as to any matter or matters upon which, prior to such revocation, a vote shall be been cast pursuant to the authority conferred by such Proxy.

     The cost of soliciting these Proxies, consisting of the printing, handling, and mailing of the Proxy and related material, and the actual expense incurred by brokerage houses, custodians, nominees and fiduciaries in forwarding proxy materials to the beneficial owners of the shares of Common Stock, will be paid by the Company.

     In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees and other representatives of the Company to solicit Proxies by telephone or telegraph or in person. These persons will receive no extra compensation for their services.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT
                              ---------------------

     The following table sets forth, as of June 1, 1999, the beneficial ownership of the Company's Common Stock by each person known by the Company to own beneficially more than 10% of the Common Stock of the Company outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

       Identity of                   Amount                     Percent of
    persons or groups            Beneficially Owned                Class
    -----------------            ------------------                -----
Group consisting of             2,022,500 shares(1),(2)            26.2%
Edward Ting, Viola Ting
and David Nominees
Limited
Officers and directors          2,062,500 shares(2)                26.7%
as a group (3 persons)

--------------------

(1) Of these shares, 1,467,500 shares are owned outright by Edward Ting, an officer and director of the Company, and 305,000 shares are owned outright by his wife, Viola Ting. Mr. Ting is deemed to be the beneficial owner of the Common Stock held by Viola Ting. Mr. Ting disclaims ownership of the Common Stock owned by his wife.

(2) Includes 250,000 warrants to purchase common stock of the Company owned by Mr. Ting. Does not include 365,163 shares held by an entity of which Edward Ting and Clement Cheung are officers and directors.

                                BOARD COMMITTEES

     On March 2, 1998, the Board of Directors appointed, and has since maintained, an Independent Audit Committee of the Company. The Committee was established to (i) review and approve the scope of audit procedures employed by the Company's independent auditors; (ii) review and approve the audit reports rendered by the Company's independent auditors; (iii) approve the audit fee charged by the independent auditors; (iv) report to the Board of Directors with respect to such matters; (v) recommend the selection of independent auditors; and (vi) discharge such other responsibilities as may be delegated to it from time to time by the Board and to discharge such other reponsibilities as may be delegated to it from time to time by the Board of Directors. James Tsze Leung Mak and Chris G. Mendrop, the independent directors of the Company, have served as the members of the Independent Audit Committee from the date of its inception to the present.

                     COMPENSATION OF OFFICERS AND DIRECTORS

     The following table sets forth certain information as to each of the Company's executive officers and directors whose cash compensation exceeded $60,000 and for all executive officers as a group for the year ended December 31, 1998:

                                                                                 Cash               Non-Cash
Name of Individual                   Capacities in Which Served               Compensation         Compensation
------------------                   --------------------------               ------------         ------------
Edward Y.F. Ting                 President, Chief Executive Officer,
                                 Chief Financial Officer, Chairman
                                 of the Board and Director                      $146,000            $  33,494(1)

Clement W. Cheung                Secretary, Treasurer and Director              $ 37,657            $  33,691

Chris G. Mendrop                 Director                                       $ 12,000(2)                 0

All directors and
officers as a group
 (5 persons)                                                                    $201,657            $ 101,037

----------------------
(1) Includes the value of housing provided to Mr. Ting valued at $24,000 during fiscal 1998.

(2) Represents consulting fees paid by the Company to Blake Street Group LLC, of which Mr. Mendrop is a controlling member, during the fiscal year ended January 31, 1999.

     In 1996, the Company instituted a defined contribution retirement plan which covers the employees of Bothgreat and EPL. The Company and its subsidiaries set aside $26,037 pursuant to the plan for the fiscal year ended December 31, 1998, and $33,319 pursuant to the plan for the fiscal year ended December 31, 1997.

                        COMPENSATION PURSUANT TO OPTIONS
                            TO PURCHASE COMMON STOCK

     There are no options to purchase securities of the Company outstanding as of the date of this Proxy Statement. Mr. Edward Ting, the President of the Company, holds the right to be issued a warrant exercisable for a period of five years from March 25, 1998, to purchase 250,000 shares of the Company's Common Stock at an exercise price of $1.00 per share during the first year, $1.10 per share during the second year, $1.20 per share during the third year, $1.50 per share during the fourth year, and $1.75 per share during the fifth year.

                              CERTAIN TRANSACTIONS

     Since 1992, the Company has provided a director, Mr. Edward Ting, with a leased accommodation in Hong Kong for his use. This property, located on Broadcast Street in Hong Kong, consists of approximately 1,000 square feet, and the rental rate is approximately $2,000 per month. The property is leased on a monthly basis under an oral arrangement.

     The Company leases a commercial property in Bellview Tower, Lo Hu District, Shenzhen City, China, from Clement Cheung, the Secretary and Treasurer of the Company. The Company pays a monthly rent of approximately $2,821 pursuant to a three-year lease which expires on May 31, 2000. Rent paid by the Company to Mr. Cheung in 1998 amounted to $33,852.

     During 1997, the Board of Directors granted stock bonuses to employees of the Company in an aggregate amount of 70,000 shares. Clement Cheung received 20,000 of those shares.

     During 1997, a director advanced short-term loans to the Company in the amount of $127,639. The loans bear interest at the rate of 10% per annum and are repayable within one year.

     In March 1998, Bothgreat obtained a standby letter of credit for one of its suppliers from a bank. The letter of credit was collateralized by a security interest in a $500,000 deposit owned by Glas-Aire Industries Group Ltd. ("Glas-Aire"). At that time, Mr. Edward Ting was Chief Executive Officer, Chairman of the Board of Directors and a principal shareholder of Glas-Aire and Chris G. Mendrop and Clement Cheung were directors of Glas-Aire. As consideration for Glas-Aire agreeing to provide the security for the letter of credit, the Company agreed as follows: (i) to issue to Glas-Aire a warrant exercisable for a period of five years from March 25, 1998 to purchase 250,000 shares of the Company's Common Stock at an exercise price of $1.00 per share during the first year, $1.10 per share during the second year, $1.20 per share during the third year, $1.50 per share during the fourth year and $1.75 per share during the fifth year; (ii) to pay Glas-Aire a fee in the amount of 1% of the collateral, or $5,000, payable in advance for the six month period beginning on the date the letter of credit was issued by the bank and an additional fee of 1%, also payable in advance, for the six-month period immediately following the initial six-month period, if the collateral continued to be utilized for the letter of credit, with the understanding that the collateral would be made available by Glas-Aire to collateralize the letter of credit for a period not to exceed one year; and (iii) the pledge to Glas-Aire by Mr. Ting of all shares of Glas-Aire common stock owned by him, his wife or under his control. In November 1998, the Company defaulted on the letter of credit and $250,000 of the collateral was seized, resulting in the Company being indebted to Glas-Aire in the amount of $250,000. In December 1998, Glas-Aire made a loan to the Company in the principal amount of $500,000 and $250,000 of the loan proceeds was used to repay Glas-Aire for the seized collateral for the letter of credit. This loan was evidenced by a promissory note, bore interest at the rate of 10% per annum, unless a default occurred in which case the interest rate would increase to 12%, and was payable on demand. The loan was secured by a first priority lien on 212,331 shares of Glas-Aire common stock owned by Mr. Edward Ting and a second priority lien on the remaining 301,584 shares of Glas-Aire common stock owned by Edward and Viola Ting which had previously been pledged to secure the letter of credit arrangement. In April 1999, Mr. Edward Ting purchased the promissory note from Glas-Aire in order to enable him to sell his Glas-Aire shares which were encumbered by the debt. As a result, the Company is now indebted to Mr. Ting in the amount of $500,000, plus interest. In addition, Glas-Aire transferred the warrant to Mr. Ting.

     The Company currently has an oral agreement with Blake Street Group LLC ("Blake Street"), a limited liability corporation of which Chris G. Mendrop, a director of the Company, is a controlling member, pursuant to which Blake Street has agreed to assist the Company in the development of long-term strategic plans, including, but not limited to, the areas of management, marketing, and finance, and to perform certain other management consulting services for the Company. As compensation for these services, Blake Street is paid $1,000 per month.

     During 1998, there were no other material transactions, and none are presently proposed, to which the Company or any of its subsidiaries was or is to be a party, in which either (i) any director or officer of the Company, or (ii) any corporation or foreign corporation directly or indirectly owning or controlling the Company, or (iii) any relative or spouse of any of the foregoing, or any relative of such spouse, who has the same home as such person or who is a director or officer of any subsidiary of the Company had or is to have a direct or indirect material interest.

                                   PROPOSAL 1

                       APPROVAL AND ADOPTION OF AMENDMENT
              TO MEMORANDUM AND ARTICLES TO CHANGE NAME OF COMPANY
                   AND REGISTERED AGENT AND OFFICE OF COMPANY

     To approve and adopt an Amendment to the Company's Memorandum and Articles which would effect a change in the name of the Company to GETGO MAIL.COM INC. and, as an administrative matter, a change in the registered agent and registered office of the Company in the British Virgin Islands to HWR Services Limited of Craigmuir Chambers, P. O. Box 71, Road Town, Tortola, British Virgin Islands.

     The form of the Amendment to the Memorandum and Articles of Association of the Company pursuant to which the name of the Company and its registered agent and registered office would be changed, and the resolutions to be adopted by the shareholders in connection therewith if the Amendment is approved by the Shareholders, are attached to this Proxy Statement as Exhibit A. The Amendment would become effective as of the date and time it is filed with the Registrar of Companies in the British Virgin islands, the domicile of the Company. Contingent upon the approval by the Shareholders of (i) the Amendment as described in this Proposal 1 and (ii) the authorization of the Board of Directors of the Company to effect the Amendment, contingent upon a determination by the Board of Directors that the effecting of the Amendment is in the best interests of the Company and its Shareholders, the filing will be made as soon as practicable following that determination by the Board of Directors.

Purposes of the Proposed Name Change of the Company

     In an ongoing effort to serve the best interests of the Shareholders of the Company and to increase the value of the Company, thereby benefiting its Shareholders, the Board of Directors has considered several possible options for either the modification of the Company's present business or for a complete change in the operations of the Company.

     After extensive discussions, the Company on July 1, 1999, entered into a patent license agreement with Visual Access Technologies, Inc., a privately held New York corporation ("VAT"), which will permit the Company to develop, manufacture, market, and sell a credit-card-size device (the "Card") capable of receiving voice mail, e-mail, and fax mail downloads ("Unified Messaging"). The proposed change in the name of the Company to GETGO MAIL.COM INC. would be effected in connection with the change in the business of the Company to more correctly reflect the new business of the Company and to coordinate with the name of the product or products to be distributed.

     Unified Messaging technology is currently being offered by several service providers internationally and provides the ability to incorporate voice, data, fax, and e-mail into a subscriber's e-mailbox that can be retrieved over fixed and wireless telephone networks using Internet technology or a remote access device such as the Card the Company intends to develop and market.

     The Card and the enabling software, incorporated at the unified messaging server, will allow visual identification of callers' identities and selective access to their linked recorded voice message. This is an improvement over existing unified messaging capability in that the Card and the enabling software will obviate the need to listen to the actual message to determine the caller's identity and the need to listen to the messages sequentially or chronologically, thereby saving time and effort. Additionally, the voice message is also linked to pre-stored additional data in a database so that when hearing the message, a user can also view relevant information, such as fax number, alternate phone number, etc., that might not have been left in the audio message but might be important. Depending on several factors, including production volume and parts availability, management believes the Card can be produced cost effectively.

     The Company has entered into a strategic relationship with VAT to develop the Card and enabling software. VAT is pursuing a marketing strategy whereby license agreements will be entered into with existing Internet based messaging and communications companies, telephone companies, and other service providers that currently offer one or more of the services that comprise unified messaging and desire to utilize the Card to establish the enhanced unified messaging service to their customers. The Company, with the assistance of VAT, will execute a similar marketing strategy in many parts of Asia where Internet service providers have successfully developed a large customer base. Through the relationship with VAT, the Company will provide the necessary patent license to its strategic partners to utilize the important improvement of the visual listing of a caller's identity and selective access to the linked recorded voice message. The Company will also provide to the strategic partners, their customers, and the licensees and customers of VAT the Card to remotely access voice, data, fax, or e-mail messages over fixed and wireless telephone networks.

     The business contemplated under the patent license agreement with VAT is indicative of a significant departure from the Company's two historical business segments; however, barring future unforeseeable negative developments in the relationship between the Company and VAT or in the conversion of the Company's business to that described above, the Board of Directors believes it to be in the best interests of the Company and its Shareholders for the Company to proceed with the change in the business of the Company and with the corresponding change in the Company's name to GETGO MAIL.COM INC.

     Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them for the approval and adoption of an Amendment to the Company's Memorandum and Articles which would effect a change in the name of the Company to GETGO MAIL.COM INC.

Purposes of the Proposed Change of Registered Agent and Registered Office of the Company

     The Board of Directors believes it to be in the best interests of the Company and the Shareholders to change the registered agent and registered office of the Company in the British Virgin Islands to HWR Services Limited of Craigmuir Chambers, P. O. Box 71, Road Town, Tortola, British Virgin Islands. This proposed change will be purely administrative and without material impact on the Company or the conduct of its business.

Board Recommendation

     The Board recommends a vote FOR the approval and adoption of an Amendment to the Company's Memorandum and Articles which would effect a change in the name of the Company to GETGO MAIL.COM INC. and a change in the registered agent and registered office of the Company in the British Virgin Islands to HWR Services Limited of Craigmuir Chambers, P. O. Box 71, Road Town, Tortola, British Virgin Islands.

                                   PROPOSAL 2

                       AUTHORIZATION OF BOARD OF DIRECTORS
                 TO EFFECT AMENDMENT TO MEMORANDUM AND ARTICLES
                            TO CHANGE NAME OF COMPANY

     To authorize the Board of Directors of the Company to effect the Amendment of the Memorandum and Articles by which the name of the Company will be changed to GETGO MAIL.COM INC. and the registered agent and registered office of the Company in the British Virgin Islands, contingent upon a determination by the Board of Directors that the effecting of the Amendment is in the best interests of the Company and its Shareholders.

Purposes of the Authorization of the Board to Effect Name Change of Company

     As described above under Proposal 1, the Board of Directors currently believes it to be in the best interests of the Company and its Shareholders for the Company to proceed with the change in the business of the Company and with the corresponding change in the Company's name to GETGO MAIL.COM INC. Management of the Company is not aware at this time of any information which might indicate that the proposed change in the business of the Company would not best serve the interests of the Company and its Shareholders. However, the Board of Directors believes it to be prudent to request of the Shareholders their authorization for the Board to effect the subject name change, thereby also delegating to the Board of Directors the option of not effecting the name change if the Board should receive information indicating that the interests of the Corporation and the Shareholders will not be best served by proceeding as indicated above.

     Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them to authorize the Board of Directors of the Company to effect the Amendment of the Memorandum and Articles by which the name of the Company will be changed to GETGO MAIL.COM INC. and the registered agent and registered office of the Company in the British Virgin Islands, contingent upon a determination by the Board of Directors that the effecting of the Amendment is in the best interests of the Company and its Shareholders.

Board Recommendation

     The Board recommends a vote FOR the authorization of the Board of Directors of the Company to effect the Amendment of the Memorandum and Articles by which the name of the Company will be changed to GETGO MAIL.COM INC. and the registered agent and registered office of the Company in the British Virgin Islands will be changed, contingent upon a determination by the Board of Directors that the effecting of the Amendment is in the best interests of the Company and its Shareholders.

                                   PROPOSAL 3

                            APPROVAL AND ADOPTION OF
                                STOCK OPTION PLAN

     To approve and adopt a Stock Option Plan of the Company pursuant to which options to purchase Common Stock may be granted to certain personnel of the Company.

     The purpose of the Stock Option Plan is to induce key employees to remain in the employ of the Company, or of any subsidiary of the Company, and to encourage such employees to secure or increase on reasonable terms their stock ownership in the Company. The Board of Directors of the Company believes the

Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out the long-range plans of the Company and securing its continued growth and financial success.

     An aggregate of 500,000 options to purchase shares of Common Stock of the Company would be issuable to employees of the Company under this Plan, with the specific number of options to be issued to any individual employee to be determined by the Board of Directors. The terms of all options to be granted under this Plan, including provisions relating to the exercise of any options so granted, are set forth in the copy of the Plan which is attached to this Proxy Statement as Exhibit B.

     Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them to approve and adopt a Stock Option Plan of the Company pursuant to which options to purchase Common Stock may be granted to certain personnel of the Company.

Board Recommendation

     The Board recommends a vote FOR the approval and adoption of a Stock Option Plan of the Company pursuant to which options to purchase Common Stock may be granted to certain personnel of the Company.

                                   PROPOSAL 4

                            APPROVAL AND ADOPTION OF
                    NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

     To approve and adopt a Non-Employee Directors' Stock Option Plan pursuant to which options to purchase Common Stock may be granted to certain non-employee directors of the Company.

     The purposes of the 1996 Non-Employee Directors' Stock Option Plan are to promote the long-term success of the Company by creating a long-term mutuality of interests between the non-employee Directors and Shareholders of the Company, to provide an additional inducement for such Directors to remain with the Company, and to provide a means through which the Company may attract able persons to serve as Directors of the Company.

     An aggregate of 500,000 options to purchase shares of Common Stock of the Company would be issuable to the non-employee Directors of the Company under this Plan, with a specified number of options to be automatically granted to each such director of the Company subsequent to each annual general meeting of the Company. The terms of all options to be granted under this Plan, including provisions relating to the exercise of any options so granted, are set forth in the copy of the Plan which is attached to this Proxy Statement as Exhibit C.

     Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them to approve and adopt a Non-Employee Directors' Stock Option Plan pursuant to which options to purchase Common Stock may be granted to certain non-employee directors of the Company.

Board Recommendation

     The Board recommends a vote FOR the approval and adoption of a Non-Employee Directors' Stock Option Plan pursuant to which options to purchase Common Stock may be granted to certain non-employee directors of the Company.

                                     GENERAL

Other Matters

     The Board of Directors does not know of any matters that are to be presented at the Special Meeting of Shareholders other than those stated in the Notice of Special Meeting and referred to in this Proxy Statement. If any other matters should properly come before the Meeting, it is intended that the proxies in the accompanying form will be voted as the persons named therein may determine in their discretion.



                                      By Order of the Board of Directors



                                      Edward Y. F. Ting,
                                      Chairman of the Board

                                    EXHIBIT A


                   INTERNATIONAL BUSINESS COMPANIES ACT, 1984
                                  (as amended)



                                  Section 16(2)

            Notice of Amendment of Memorandum/Articles of Association
            ---------------------------------------------------------



To:  The Registrar of Companies


RE:      ELECTROCON INTERNATIONAL INC.


IBC NO.  5557



     We, CITCO B.V.I. LIMITED of CITCO Building, P. O. Box 662, Wickhams Cay, Road Town, Tortola, British Virgin Islands, registered agent of the above Company, hereby certify that the document annexed hereto is a true copy of the Resolutions of the Members adopted on the 12th day of October, 1999 amending the Memorandum and Articles of Association of the above Company.



Dated this ______ day of _________________, 1999.


CITCO B.V.I. LIMITED









Sgd:


Our ref:  120413

------------------------------------------------------------------------------
For official use

                          ELECTROCON INTERNATIONAL INC.


                     CERTIFIED TRUE COPY OF THE RESOLUTIONS
                      ADOPTED BY THE MEMBERS OF THE COMPANY
                               ON OCTOBER 12, 1999
                               ------------------




1. RESOLVED, that subject to the approval of the Registrar of Companies in the British Virgin Islands, the Memorandum and Articles of Association of the Company be amended to change the name of the Compnay from Electrocon International Inc. to GETGO MAIL.COM INC.

2. FURTHER RESOLVED, that the Memorandum of Association of the Company be amended by deleting clauses 2 and 3 and substituting therefor the following new clauses 2 and 3:

     "2.  The registered office of the Company will be at Craigmuir Chambers, P.
          O. Box 71, Road Town, Tortola, British Virgin Islands.

     3. The registered agent of the Company will be HWR Services Limited of Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands."

3. FURTHER RESOLVED, that registered agent of the Company be and hereby is authorized to register a copy of the foregoing resolutions with the Registrar of Companies in the British Virgin Islands.

                                    EXHIBIT B
                                    ---------


                             1999 STOCK OPTION PLAN
                                       OF
                          ELECTROCON INTERNATIONAL INC.

     1. Purpose. The purpose of the Electrocon International Inc. 1999 employees' stock option plan (the "Plan") is to induce key employees to remain in the employ of Electrocon International Inc., a British Virgin Island international business company (hereinafter referred to as the "Company') or of any subsidiary of the Company, and to encourage such employees to secure or increase on reasonable terms their stock ownership in the Company. The Board of Directors of the Company believes the Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out the long-range plans of the Company and securing its continued growth and financial success.

     2. Effective Date of the Plan. The Plan shall become effective on October 12, 1999, the date it was adopted by the Shareholders of the Company at a special meeting of the Shareholders.

     3. Stock Subject to Plan. The maximum number of common shares which may be issued pursuant to the exercise of options granted under the Plan is five hundred thousand (500,000) subject to the adjustments provided in paragraph 13 below. Five hundred thousand (500,000) of the authorized but unissued common shares of the Company will be reserved for issue upon exercise of options granted under the Plan subject to the adjustments provided in paragraph 13 below; provided, however, that the number of such authorized and unissued shares so reserved may from time to time be reduced to the extent that a corresponding amount of issued and outstanding shares have been purchased by the Company and set aside for issue upon the exercise of options granted under the Plan. If any options shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for further grants under the Plan.

     4. Administration. The Plan shall be administered by the Board of Directors of the Company (the "Board"). The Board shall keep records of action taken at its meetings regarding the Plan.

     Subject to the express provisions of the Plan, the Board shall have complete authority, in its discretion, to determine those key employees and directors (hereinafter referred to as "Participant(s)") to whom, and the price at which options shall be granted, the option periods and the number of shares to be subject to each option. The Board shall also have the authority in its discretion to prescribe the time or times at which the options may be exercised and limitations upon the exercise of options (including limitations effective upon the death or termination of employment of the Participant), and the restrictions, if any, to be imposed upon the transferability of shares acquired upon exercise of options. In making such determinations, the Board may take into account the nature of the services rendered by respective employees, their present and potential contributions to the success of the Company or its subsidiaries and such other factors as the Board in its discretion shall deem relevant. Subject to the express provisions of the Plan, the Board shall also have complete authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan, to determine the terms and provisions of the respective options agreements (which need not be identical), to determine whether the shares delivered upon exercise of stock options will be treasury shares or will be authorized but previously unissued shares, and to make all other determinations necessary or advisable for the administration of the Plan. All determinations made by the Board shall be final and binding.

     5. Eligibility. An option may be granted under the Plan only to officers or other key employees or a director of the Company and of its present and future subsidiary corporations. The granting of an option to any employee shall not confer upon the employee any right to continue in the employ of the Company or of any such subsidiary and shall not interfere in any way with the right of the Company or of any such subsidiary to terminate the employment of the employee at any time.

     6. Option Price. The option price will be determined by the Board at the time the option is granted and may be granted at less than the fair market value of the common shares on the date of grant as shall reasonably be determined by the Board.

     7. Date of Option Grant. An option shall be considered granted on the date the Board acts to grant the option, or such date thereafter as the Board shall specify.

     8. Term of Plan. The Board, without approval of the shareholders, may terminate the Plan at any time, but no termination shall, without the Participant's consent, alter or impair any of the rights under any option theretofore granted to him under the Plan.

     9. Term of Options. The term of each option granted under the Plan will be for such period (hereinafter referred to as the "option period") not exceeding ten (10) years as the Board shall determine. Each option shall be subject to earlier termination as described under "exercise of options."

     10. Exercise of Options. Each option granted under the Plan will be exercisable on such date or dates and during such period and for such number of shares as shall be determined pursuant to the provisions of the option agreement evidencing such option. Subject to the express provisions of the Plan, the Board shall have complete authority, in its discretion, to determine the extent, if any, and the conditions under which an option may be exercised in the event of the death of the Participant or in the event the Participant leaves the employ of the Company or has his employment terminated by the Company. An option may be exercised, by (a) written notice of intent to exercise the option with respect to a specified number of shares of stock, and (b) payment to the Company of the amount of the option purchase price for the number of shares of stock with respect to which the option is then exercised. Payment of the purchase price for options may be made as follows: (a) in cash; (b) by the surrender of all or part of the options held by the Participant (including the options being exercised);
(c) by the tender to the Company of shares of stock owned by the Participant and registered in his or her name having a fair market value equal to the amount due to the Company; (d) in other property, rights and credits, deemed acceptable by the Board including the Participant's promissory note; or (e) by any combination of the payment methods specified in (a) through (d) above. Notwithstanding the foregoing, any method of payment other than in cash may be used only with the consent of the Board or if and to the extent so provided in an Agreement.

     11. Nontransferability. Options under the Plan are not transferable otherwise than by will or the laws of descent or distribution, and may be exercised during the lifetime of a Participant only by such Participant.

     12. Agreements. Options granted pursuant to the Plan shall be evidenced by stock option agreements in such form as the Board shall from time to time adopt.

     13. Adjustment of Number of Shares. In the event that a dividend shall be declared upon the common shares of the Company payable in common shares of the Company the number of common shares then subject to any such option and the number of such shares reserved for issuance pursuant to the Plan but not yet covered by an option, shall be adjusted by adding to each such share the number of shares which would be distributable thereon if such share had been outstanding on the date fixed for determining the shareholders entitled to receive such stock dividend. In the event that the outstanding common shares of the Company shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation, whether through reorganization, recapitalization, stock split-up, combination of shares, merger or consolidation, then there shall be substituted for each common share reserved for issuance pursuant to the Plan, option, the number and kind of shares of stock or there securities into which each outstanding common share shall be so changed or for which each such share shall be exchanged. In the event there shall be any change, other than as specified above in this paragraph in the number or kind of outstanding common shares of the Company or of any stock or other securities into which such common shares shall have been changed or for which it shall have been exchanged, then if the Board shall in sole discretion determine that such change equitably requires an adjustment in the number or kind of shares subject to an option or options, such adjustment shall be made by the Board and shall be effective and binding for all purposes of the Plan and of each stock option agreement. The option price in each stock option agreement for each share of stock or other securities substituted or adjusted as provided for in this paragraph shall be determined by dividing the option price in such agreement for each share prior to such substitution or adjustment by the number of shares or the fraction of a share substituted for such share or to which such share shall have been adjusted. No adjustment or substitution provided for in this paragraph shall require the Company in any stock option agreement to sell a fractional share, and the total substitution or adjustment with respect to each stock option agreement shall be limited accordingly.

     14. Amendments. The Board, without approval of the shareholders, may from time to time amend the Plan in such respects as the Board may deem advisable. No amendment shall, without the Participant's consent, alter or impair any of the rights or obligations under any option theretofore granted to him under the Plan.

     In witness whereof, the Shareholders of the Company have adopted this Plan on the 12th day of October, 1999.


                                   ELECTROCON INTERNATIONAL INC.


                                   By:
                                      ------------------------------------------
                                      Edward Y. F. Ting, Chairman of the Board

                                    EXHIBIT C
                                    ---------


                          ELECTROCON INTERNATIONAL INC.

                 1996 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

     The purposes of the 1996 Non-Employee Directors' Stock Option Plan (the "Plan") are to promote the long-term success of Electrocon International Inc. (the "Company") by creating a long-term mutuality of interests between the non-employee Directors and shareholders of the Company, to provide an additional inducement for such Directors to remain with the Company and to provide a means through which the Company may attract able persons to serve as Directors of the Company.

                                    SECTION 1

                                 ADMINISTRATION

     The Plan shall be administered by the Board of Directors of the Company (the "Board"). The Board shall keep records of action taken at its meetings regarding the Plan.

     The Board shall interpret the Plan and prescribe such rules regulations and procedures in connection with the operations of the Plan as it shall deem to be necessary and advisable for the administration or the Plan consistent with the purposes of the Plan. All questions of interpretation and application of the Plan, or as to stock options granted under the Plan, shall be subject to the determination of the Board, which shall be final and binding.

     Notwithstanding the above, the selection of the Directors to whom stock options are to be granted, the timing of such grants, the number of shares subject to any stock option, the exercise price of any stock option, the periods during which any stock option may be exercised and the term of any stock option shall be as hereinafter provided, and the Board shall have no discretion as to such matters.

                                    SECTION 2

                         SHARES AVAILABLE UNDER THE PLAN

     The aggregate number of shares which may be issued and as to which grants of stock options may be made under the Plan is five hundred thousand (500,000) shares of the common stock, $.0001 par value per share, of the Company (the "Common Stock"), subject to adjustment and substitution as set forth in Section
5. If any stock option granted under the Plan is canceled by mutual consent or terminates or expires for any reason without having been exercised in full, the number of shares subject thereto shall again be available for purposes of the Plan. The Shares which may be issued under the Plan may be either authorized but unissued Shares or treasury Shares or partly each.

                                    SECTION 3

                             GRANT OF STOCK OPTIONS

     On the third business day following the day of each annual general meeting of the shareholders of the Company, each person who is then a member of the Board and who is not then an employee of the Company or any of its subsidiaries (a "Non-Employee Director") shall automatically and without further action by the Board be granted a stock option to purchase 10,000 shares of Common Stock, subject to adjustment and substitution as set forth in Section 5. If the number of shares then remaining available for the grant of stock options under the Plan is not sufficient for each Non-Employee Director to be granted an option for 10,000 shares (or the number of adjusted or substituted shares pursuant to Section 5), then each Non-Employee Director shall be granted an option for a number of whole shares equal to the number of shares then remaining available divided by the number of Non-Employee Directors, disregarding any fractions of a share.

                                    SECTION 4

                      TERMS AND CONDITIONS OF STOCK OPTIONS

     Stock options granted under the Plan shall be subject to the following terms and conditions:

     (A) The purchase price at which each stock option may be exercised (the "option price") shall be one hundred percent ( 100%) of the fair market value per share of the Common Stock covered by the stock option on the date of grant, determined as provided in Section 4(G).

     (B) The option price for each stock option shall be paid in full upon exercise and shall be payable as follows: (a) in cash; (b) by the surrender of all or part of the options held by the option holder (including the options being exercised); (c) by the tender to the Company of shares of stock owned by the Participant and registered in his or her name having a fair market value equal to the amount due to the Company; (d) in other property, rights and credits, deemed acceptable by the Board including the Participant's promissory note; or (e) by any combination of the payment methods specified in (a) through
(d) above.

     Notwithstanding the foregoing, the exercise of the stock option shall not be deemed to occur and no shares of Common Stock will be issued by the Company upon exercise of the stock option until the Company has received payment or the option price in full. The date of exercise of a stock option shall be determined under procedures established by the Board, and as of the date of exercise the person exercising the stock option shall be considered for all purposes to be the owner of the shares with respect to which the stock option has been exercised. Payment of the option price with shares shall not increase the number of shares of the Common Stock which may be issued under the Plan as provided in
Section 2.

     (C) No stock option shall be exercisable during the first six months of its term except in case of death as provided in Section 4(E) or in case of a Section 6 Event as provided in Section 6. Subject to the preceding sentence and subject to Section 4(E) which provides for earlier termination of a stock option under certain circumstances, each stock option shall be exercisable for ten years from the date of grant and not thereafter. A stock option to the extent exercisable at any time may be exercised in whole or in part.

     (D) No stock option shall be transferable by the grantee otherwise than by Will, or if the grantee dies intestate, by the laws of descent and distribution of the state of domicile of the grantee at the time of death. All stock options shall be exercisable during the lifetime of the grantee only by the grantee or the grantee's guardian or legal representative.

     (E) If a grantee ceases to be a Director of the Company for any reason, any outstanding stock options held by the grantee shall be exercisable according to the following provisions:

          (i) If a grantee ceases to be a Director of the Company for any reason other than resignation, removal for cause or death, any outstanding stock option held by such grantee shall be exercisable by the grantee (but only if exercisable by the grantee immediately prior to ceasing to be a Director) at any time prior to the expiration date of such stock option or within three years after the date the grantee ceases to be a Director, whichever is the shorter period;

          (ii) If during his term of office as a Director a grantee resigns from the Board or is removed from office for cause, any outstanding stock option held by the grantee which is not exercisable by the grantee immediately prior to resignation or removal shall terminate as of the date of resignation or removal, and any outstanding stock option held by the grantee which is exercisable by the grantee immediately prior to resignation or removal shall be exercisable by the grantee at any time prior to the expiration date of such stock option or within three months after the date of resignation or removal of the grantee, whichever is the shorter period;

         (iii) Following the death of a grantee during service as a Director of the Company, any outstanding stock option held by the grantee at the time of death (whether or not exercisable by the grantee immediately prior to death) shall be exercisable by the person entitled to do so under the Will of the grantee, or, if the grantee shall fail to make testamentary disposition of the stock option or shall die intestate, by the legal representative of the grantee at any time prior to the expiration date of such stock option;

          (iv) Following the death of a grantee after ceasing to be a Director and during a period when a stock option is exercisable under clause (ii) above, the stock option shall be exercisable by such person entitled to do so under the Will of the grantee or by such legal representative at any time prior to the expiration date of the stock option; and

          (v) Following the death of a grantee after ceasing to be a Director and during a period when a stock option is exercisable under clause (iii) above, the stock option shall be exercisable by such person entitled to do so under the Will of the grantee or by such legal representative at any time until the expiration date of the stock option.

     A stock option held by a grantee who has ceased to be a Director of the Company shall terminate upon the expiration of the applicable exercise period, if any, specified in this Section.

     (F) All stock options shall be confirmed by an agreement, or an amendment thereto, which shall be executed on behalf of the Company by the Chairman of the Board of Directors, the Chief Executive Officer (if other than the President), the President or any Vice President and by the grantee.

     (G) Fair market value of the Common Stock shall be the mean between the following prices, as applicable, for the date as of which fair market value is to be determined as quoted in The Wall Street Journal (or in such other reliable publication as the Board, in its discretion, may determine to rely upon): (i) if the Common Stock is listed on the New York Stock Exchange, the highest and lowest sales prices per share of the Common Stock as quoted in the NYSE Composite Transactions listing for such date, (ii) if the Common Stock is not listed on such exchange, the highest and lowest sales prices per share of Common Stock for such date on (or on any composite index including) the principal United States securities exchange registered under the 1934 Act on which the Common Stock is listed, or (iii) if the Common Stock is not listed on any such exchange, the highest and lowest sales prices per share of the Common Stock for such date on the National Association of Securities Dealers Automated Quotations System or any successor system then in use ("NASDAQ"). If there are no such sale price quotations for the date as of which fair market value is to be determined but there are such sale price quotations within a reasonable period both before and after such date, then fair market value shall be determined by taking a weighted average of the means between the highest and lowest sales prices per share of the Common Stock as so quoted on the nearest date before and the nearest date after the date as of which fair market value is to be determined. The average should be weighted inversely by the respective numbers of trading days between the selling dates and the date as of which fair market value is to be determined. If there are no such sale price quotations on or within a reasonable period both before and after the date as of which fair market value is to be determined, then fair market value of the Common Stock shall be the mean between the bona fide bid and asked prices per share of Common Stock as so quoted for such date on NASDAQ, or if none, the weighted average of the means between such bona fide bid and asked prices on the nearest trading date before and the nearest trading date after the date as of which fair market value is to be determined, if both such dates are within a reasonable period. The average is to be determined in the manner described above in this Section 4(G). If the fair market value of the Common Stock cannot be determined on the basis previously set forth in this Section 4(G) for the date as of which fair market value is to be determined, the Board shall in good faith determine the fair market value of the Common Stock on such date. Fair market value shall be determined without regard to any restriction other than a restriction which, by its terms, will never lapse.

     (H) The obligation of the Company to issue shares of the Common Stock under the Plan shall be subject to (i) the effectiveness of a registration statement under the Securities Act of 1933, as amended, with respect to such shares, if deemed necessary or appropriate by counsel for the Company, (ii) the condition that the shares shall have been listed (or authorized for listing upon official notice of issuance) upon each stock exchange, if any, on which the Common Stock may then be listed and (iii) all other applicable laws, regulations, rules and orders which may then be in effect.

     Subject to the foregoing provisions of this Section 4 and the other provisions of the Plan, any stock option granted under the Plan shall be subject to such restrictions and other terms and conditions, if any, as shall be determined, in its discretion, by the Board and set forth in the agreement referred to in Section 4(F), or an amendment thereto.

                                    SECTION 5

                      ADJUSTMENT AND SUBSTITUTION OF SHARES

     If a dividend or other distribution shall be declared upon the Common Stock payable in shares of the Common Stock, the number of shares of the Common Stock set forth in Section 3, the number of shares of the Common Stock then subject to any outstanding stock options and the number of shares of the Common Stock which may be issued under the Plan but are not then subject to outstanding stock options on the date fixed for determining the shareholders entitled to receive such stock dividend or distribution shall be adjusted by adding thereto the number of shares of the Common Stock which would have been distributable thereon if such shares had been outstanding on such date.

     If the outstanding shares of the Common Stock shall be changed into or exchangeable for a different number or kind of shares of stock or other securities of the Company or another corporation, whether through reorganization, reclassification, recapitalization, stock split-up, combination of shares, merger or consolidation, then there shall be substituted for each share of the Common Stock set forth in Section 3, for each share of the Common Stock subject to any then outstanding stock option and for each share of the Common Stock which may be issued under the Plan but which is not then subject to any outstanding stock option, the number and kind of shares of stock or other securities into which each outstanding share of the Common Stock shall be so changed or for which each such share shall be exchangeable.

     In case of any adjustment or substitution as provided for in the first two paragraphs of this Section 5, the aggregate option price for all shares subject to each then outstanding stock option prior to such adjustment or substitution shall be the aggregate option price for all shares of stock or other securities

(including any fraction) to which such shares shall have been adjusted or which shall have been substituted for such shares. Any new option price per share shall be carried to at least three decimal places with the last decimal place rounded upwards to the nearest whole number.

     If the outstanding shares of the Common Stock shall be changed in value by reason of any spin-off, split-off or split-up, or dividend in partial liquidation, dividend in property other than cash or extraordinary distribution to holders of the Common Stock, the Board shall make any adjustments to any then outstanding stock option which it determines are equitably required to prevent dilution or enlargement of the rights of grantees which would otherwise result from any such transaction.

     No adjustment or substitution provided for in this Section 5 shall require the Company to issue or sell a fraction of a share or other security. Accordingly, all fractional shares or other securities which result from any such adjustment or substitution shall be eliminated and not carried forward to any subsequent adjustment or substitution.

     Except as provided in this Section 5, a grantee shall have no rights by reason of any issue by the Company of stock of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class.

                                    SECTION 6

                 EFFECT OF THE PLAN ON THE RIGHTS OF COMPANY AND
                                  SHAREHOLDERS

     Nothing in the Plan, in any stock option granted under the Plan, or in any stock option agreement shall confer any right to any person to continue as a Director of the Company or interfere in any way with the rights of the shareholders of the Company or the Board of Directors to elect and remove Directors.

                                    SECTION 7

                            AMENDMENT AND TERMINATION

     The right to amend the Plan at any time and from time to time and the right to terminate the Plan at any time are hereby specifically reserved to the Board, provided always that no such termination shall terminate any outstanding stock options granted under the Plan. No amendment or termination of the Plan shall, without the written consent of the holder of a stock option therefore awarded under the Plan, adversely affect the rights of such holder with respect thereto.

     Notwithstanding anything contained in the preceding paragraph or any other provision of the Plan or any stock option agreement, the Board shall have the absolute power to amend the Plan in its sole discretion without obtaining shareholder approval. In the event of any such amendment to the Plan, the holder of any stock option outstanding under the Plan shall, upon request of the Board and as a condition to the exercisability of such option, execute a conforming amendment in the form prescribed by the Board to the stock option agreement referred to in Section 4(F) within such reasonable time as the Board shall specify in such request.

                                    SECTION 8

                       EFFECTIVE DATE AND DURATION OF PLAN

     The Plan shall become effective upon approval by the affirmative vote of the holders of a majority of the Common Stock present in person or by proxy and entitled to vote at a duly called and convened meeting of such holders.

     In witness whereof, the Shareholders of the Company have adopted this Plan on the 12th day of October, 1999.


                                  ELECTROCON INTERNATIONAL INC.



                                  By:
                                      ------------------------------------------
                                      Edward Y. F. Ting, Chairman of the Board